Exhibit 99.2

Exhibit 99.2

3Q 2014 EARNINGS

CONFERENCE CALL

NYSE: INXN

5	November 2014

© Copyright Interxion Holding N.V., 2014.

DISCLAIMER

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

operating expenses cannot be easily reduced in the short term;

inability to utilise the capacity of newly planned data centres and data centre expansions;

significant competition;

cost and supply of electrical power;

data centre industry over-capacity; and

performance under service level agreements.

All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.

This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.

Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

2

STRATEGIC & OPERATIONAL HIGHLIGHTS

David Ruberg – Chief Executive Officer

3

Q3 2014 PERFORMANCE

Financial Execution

Revenue grew 11% Y/Y, 3% Q/Q

Adjusted EBITDA grew 11% Y/Y, 4% Q/Q

Adjusted EBITDA margin of 43.1%

Capital Expenditure of €57 million including intangibles

Operational Execution

Revenue Generating Space grew by 4,200 sqm, up 16% Y/Y

Equipped Space grew by 2,600 sqm, up 12% Y/Y

Utilisation Rate 77%

Expansion in Amsterdam and a new data centre opened in Stockholm

Completed purchase of data centre in Marseille, France

Solid Execution; Community of Interest Strategy Delivering Results

4

Q3 FINANCIAL HIGHLIGHTS

Q3 Revenue €86.4 Million

Grew 11% Y/Y and 3% Q/Q

Q3 Recurring Revenue €80.9 Million

Grew 10% Y/Y and 3% Q/Q

94% of total

Q3 Adjusted EBITDA €37.3 Million

Grew 11% Y/Y and 4% Q/Q

Q3 Adjusted EBITDA margin 43.1%

Revenue

(€ millions)

78.1 78.2 80.6 83.6 86.4 Non- Recurring Revenue

73.7 74.4 75.9 78.7 80.9 Recurring Revenue

3Q13 4Q13 1Q14 2Q14 3Q14

Adjusted EBITDA & Margin

(€ millions) Adjusted EBITDA

33.7 33.8 34.5 35.9 37.3

3Q13 4Q13 1Q14 2Q14 3Q14

43.1% 43.2% 42.9% 42.9% 43.1% Margin

Increasing Momentum with Double Digit Revenue Growth Rate

5

Q3 OPERATIONAL HIGHLIGHTS

Equipped Space of 88,600 sqm

Grew 12% Y/Y

2,600 sqm added in quarter

Revenue Generating Space of 68,500 sqm

Grew 16% Y/Y

4,200 sqm installed in quarter

Utilisation rate 77%

Equipped & Revenue Generating Space

(1,000’s sqm)

79.3 80.1 82.9 86.0 88.6 Available Equipped Space

59.1 59.7 61.4 64.3 68.5 Revenue Generating Space

3Q13 4Q13 1Q14 2Q14 3Q14

75% 75% 74% 75% 77% Utilisation

Strong Customer Installations Drive Increased Utilisation

6

EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS

- **Projects opened in Q3:**
  - AMS7.3: 1,500 sqm
  - STO3: 900 sqm
- **Continued demand-driven expansion**
  - Marseille (MRS1) new build in new market
  - Stockholm (STO4) new build
  - Vienna (VIE2.3 – 2.4) expansion
- **Customer Available Power:**
  - 96 MW at end of 3Q14
  - Potential of 145 MW from current data centres and announced projects

Announced Projects With Target Open Dates in 2014 & 2015
(See appendix for quarterly schedule)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Scheduled Opening by Phase
				Project	Opened	
Amsterdam	AMS7	Phases 1 – 6 New Build	115	7,400	3,600	1Q14 – 2Q15
Brussels	BRU1	Phase 5 Expansion	2	300	300	1Q14
Frankfurt	FRA8	Phases 1 – 4 New Build	67	3,700	1,800	2Q14 – 1Q15
Frankfurt	FRA9	New Build	13	800	800	1Q14
Marseille	MRS1	Phases 1 – 2	20	1,000	0	4Q14 – 1Q15
Stockholm	STO2	Phase 2 Expansion	6	500	500	1Q14
Stockholm	STO3	Phase 1 New Build	12	900	900	3Q14
Stockholm	STO4	Phase 1 New Build	15	1,100	0	2Q15
Vienna	VIE2	Phases 1 – 4 New Build	42	2,800	0	4Q14 – 4Q15

Notes:
As of 5 November 2014.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

interxion 7

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE

Interxion’s Target Segments

Digital Media & CDNs

Enterprises

Financial Services

Platform Providers(1)

Managed Service Providers Network Providers

Sept 2014(2)

11% 9% 11% 26% 32%

Sept 2013(2)

10% 9% 12% 22% 35%

Continued Strong Momentum from Magnetic Cloud Customers

(1)Selected providers in these segments, plus systems integrators, are deploying cloud platforms.

(2)Percentage of monthly recurring revenue. Remaining Monthly Recurring Revenue (Sept 2014 11%, Sept 2013 12%) allocated to systems integrator, on-line retail, and public customer segments.

8

FINANCIAL HIGHLIGHTS

Josh Joshi – Chief Financial Officer

Q3 2014 RESULTS

€ millions Q3 2014 vs. Q3 2014 vs.

Q3 2013 Q2 2014 Q3 2014

(except per share amounts) Q3 2013 Q2 2014

Recurring revenue 73.7 78.7 80.9 10% 3%

Non-recurring revenue 4.3 4.9 5.6 29% 14%

Revenue 78.1 83.6 86.4 11% 3%

Gross profit 46.2 49.6 50.9 10% 3%

Gross margin % 59.2% 59.4% 58.9% -30bps -50bps

Adjusted EBITDA(1) 33.7 35.9 37.3 11% 4%

Adjusted EBITDA Margin % 43.1% 42.9% 43.1% — +20bps

Net profit / (loss) (16.5) 8.3 9.0 n/m 8%

EPS (diluted) €(0.24) € 0.12 € 013. n/m 8%

Adjusted Net Profit (2) 7.1 7.6 8.0 13% 6%

Adjusted EPS (diluted)(2) €0.10 € 0.11 € 0.11 12% 5%

Revenue grew 11% Y/Y/Y and 3%

Q/Q

10% Y/Y and 3% Q/Q constant currency

Gross Margin down 30 bps

Y/Y; down 50 bps Q/Q

Adjusted EBITDA Margin

consistent Y/Y; up 20 bps Q/Q

Maintained margins despite

expansion drag and higher

non-recurring revenue

Adjusted net profit(2) grew 13%

Y/Y and 6% Q/Q

Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.

Adjustments to Net Profit include refinancing charges, adjustments to onerous leases, Dutch Crisis Tax, capitalised interest and the related corporate income tax effect. See appendix for reconciliation.

Q3 2014 REPORTING SEGMENT ANALYSIS

France, Germany, the Netherlands, and UK

54.5% 54.4% 53.8% 53.4% 53.3%

54.9

48.8 48.9 50.8 52.2

26.6 26.6 27.3 27.9 29.2

3Q13 4Q13 1Q14 2Q14 3Q14

Revenue grew 12% Y/Y, 5% Q/Q

Recurring revenue grew 11% Y/Y, 3% Q/Q

Adjusted EBITDA margins impacted by expansion drag and higher non-recurring revenue

Strength in Germany and the Netherlands

(€ millions)

Revenue

Adjusted EBITDA

Adjusted EBITDA Margin

Rest of Europe

51.0% 51.1% 52.9% 52.9% 53.1%

29.3 29.3 29.8 31.4 31.6

14.9 15.0 15.8 16.6 16.8

3Q13 4Q13 1Q14 2Q14 3Q14

Revenue grew 8% Y/Y, 1% Q/Q

Recurring revenue grew 8% Y/Y, 2% Q/Q Adjusted EBITDA margins grew 210bps Y/Y Strength in Austria, Ireland, and Sweden

Strong Sequential Revenue Growth in Big 4 Segment

Note: Analysis excludes “Corporate & Other” segment.

DEMAND-DRIVEN CAPITAL EXPENDITURES

Capital Expenditures, including Intangible Assets

(€ millions)

55.3

57.0

54.4

57.0

26.5

3Q13 4Q13 1Q14 2Q14 3Q14

By Geography (Q3 2014)

(€ millions)

2.0

Big 4

17.7 ROE

37.3 Corporate

By Category (Q3 2014)

(€ millions)

0.8

5.0 Expansion /

Upgrade

Maintenance &

Other

51.2 Intangibles

Disciplined, Order-Driven Capital Expenditures

STRONG BALANCE SHEET

€ millions 30-Sept-14 31-Dec-13

Cash & Cash Equivalents 112.8 45.7

Total Borrowings(1) 542.7 362.7

Shareholders Equity 426.3 387.9

Total Capitalisation 969.0 750.6

Total Borrowings / Total

Capitalisation 56.0% 48.3%

Gross Leverage Ratio(2) 3.8x 2.8x

Net Leverage Ratio(3) 3.0x 2.5x

Strong cash position to support planned

expansions

Purchased Marseille data centre

€13.4 million liability for AMS7 financial lease

Blended interest cost 6.1%

€100 million RCF remains undrawn

Q3 2014 LTM Cash ROGIC 12%

Fully Funded to Complete Expansion Plan

(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions,

offering fees and expenses + Mortgages + Financial Leases +  Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.

(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM

Adjusted EBITDA.

(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance +  Other Borrowings – Cash & Cash

Equivalents) / LTM Adjusted EBITDA.

DISCIPLINED INVESTMENTS DRIVE **STRONG RETURNS**


(€ millions)
Q3 2014 LTM Returns
502
214
142
(4)
138
27%
Investments (3)
Revenue
Gross Profit (66% margin)
Maintenance Capex
Annual Cash Return

- 24 Fully Built-Out (1) Data Centres (2)
  - Space fully equipped
  - Some power upgrades yet to come
  - As at 1 January 2013
- 50,200 sqm of equipped space
- 83% utilisation
- 27% annual cash return

Attractive Cash Returns from Fully Built-Out (1) Data Centres

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped; future power upgrades may further increase the capacity of a fully built out data centre.

(2) 24 Fully Built-Out Data Centres as at 1 January 2013: AMS1, AMS2, AMS3, AMS4, AMS5, AMS6, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA7, HIL1, LON1, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, and PAR6.

(3) Represents total investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as at 30 September 2014.

interxion

14

BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS

David Ruberg – Chief Executive Officer

OUR VIEW ON CLOUD ADOPTION HASN’T CHANGED

Total sqm

United States

Cloud Service Providers

Enterprises (SaaS, IaaS, PaaS)

Enterprises (SaaS, IaaS, PaaS)

Cloud Service Providers

Europe

1/2013 1/2014 1/2015 1/2016+

(1)	Derived from industry, broker and customer research.

GUIDANCE FOR 2014

Range

(in millions)

Revenue € 334 – 344

Adjusted EBITDA € 145 – 152

Capital € 200 – 230

Expenditures

QUESTIONS

& ANSWERS

Amsterdam Brussels Copenhagen Dublin Dusseldorf Frankfurt Hilversum London Madrid Paris Stockholm Vienna Zurich

www.interxion.com

APPENDIX

TRACK RECORD OF EXECUTION

Revenue by Quarter 76.5 78.1 78.2 80.6 83.6 86.4

(€ millions) 54.6 55.6 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4

40.4 42.5 43.7 45.1 47.8 50.4

Y/Y 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14

Growth 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11%

Big 4%(2) 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63%

CAGR(1)=15%

Adjusted EBITDA by Quarter

CAGR(1)=19%

31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3

(€ millions) 25.0 27.1 27.3 27.8 28.7

14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3

Adjusted 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14

EBITDA 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43%

Margin(3)

32 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

(1)	CAGR calculated as 3Q14 vs. 1Q09.
(2)	Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3)	Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.

ILLUSTRATIVE ARPU DEVELOPMENT

Customer ARPU Development

Space Installed Power Reservation & Energy Consumption

Data Centre Recurring Revenue

Development

ARPU increases over time as IT workloads increase

Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases

Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers:

Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue

Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

(1)	Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

HISTORICAL FINANCIAL RESULTS

2012 2013 2014 2012 2013

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 FY FY

(except as noted)

Recurring revenue 62.3 62.9 65.1 69.0 71.0 72.2 73.7 74.4 75.9 78.7 80.9 259.2 291.3

Non-recurring revenue 3.5 5.1 5.3 3.9 3.4 4.3 4.3 3.7 4.7 4.9 5.6 17.9 15.8

Total Revenue 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6 83.6 86.4 277.1 307.1

Gross Profit 39.3 39.8 41.0 43.9 44.8 45.2 46.2 46.8 48.0 49.6 50.9 164.0 183.0

Gross Margin 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 59.9% 59.6% 59.4% 58.9% 59.2% 59.6%

Adj EBITDA 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 115.0 131.8

Adj EBITDA Margin 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 43.2% 42.9% 42.9% 43.1% 41.5% 42.9%

Net Profit / (loss) 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 31.6 6.8(1)

CapEx Paid 61.1 42.6 46.5 28.2 32.8 28.8 26.5 55.3 57.0 54.4 57.0 178.3 143.4

Expansion/Upgrade 57.8 38.2 42.2 23.4 28.8 27.1 25.0 52.8 52.7 51.0 51.2 161.5 133.6

Maintenance & Other 1.9 3.3 1.6 3.6 2.1 1.5 1.0 2.0 3.7 2.6 5.0 10.5 6.7

Intangibles 1.4 1.0 2.6 1.2 1.9 0.2 0.5 0.5 0.6 0.8 0.8 6.3 3.1

Cash Generated from

Operations 25.4 29.4 24.1 32.9 23.6 24.1 32.0 23.0 34.3 26.9 33.6 111.7 102.7

Gross PP&E 730.1 775.9 807.9 856.3 870.0 900.0 933.5 987.2 1,045.4 1,105.8 1,183.1 856.3 987.2

Gross Intangible Assets 16.9 17.9 21.7 23.1 23.5 23.7 24.3 24.9 25.5 26.5 27.5 23.1 24.9

LTM Cash ROGIC 15% 15% 14% 13% 13% 13% 14% 13% 13% 12% 12% 13% 13%

The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

HISTORICAL SEGMENT FINANCIAL RESULTS

2012 2013 2014 2012 2013

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 FY FY

(except as noted)

BIG 4

Recurring revenue 38.0 38.4 39.8 42.8 44.4 45.2 46.1 46.5 47.6 49.3 51.0 159.1 182.2

Non-recurring revenue 2.3 3.9 4.0 2.5 2.1 3.1 2.7 2.4 3.1 2.9 3.9 12.6 10.3

Total Revenue 40.3 42.4 43.8 45.3 46.6 48.3 48.8 48.9 50.8 52.2 54.9 171.8 192.5

Gross Margin 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 63.1% 61.8% 61.2% 60.5% 61.4% 62.6%

Adj EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9 29.2 90.1 104.4

Adj EBITDA Margin 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 54.4% 53.8% 53.4% 53.3% 52.5% 54.2%

REST OF EUROPE

Recurring revenue 24.3 24.4 25.3 26.2 26.5 27.0 27.7 27.9 28.2 29.4 29.9 100.1 109.1

Non-recurring revenue 1.2 1.2 1.4 1.4 1.3 1.3 1.6 1.4 1.6 2.0 1.7 5.2 5.5

Total Revenue 25.5 25.7 26.6 27.5 27.8 28.3 29.3 29.3 29.8 31.4 31.6 105.3 114.7

Gross Margin 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 62.2% 62.3% 61.5% 61.5% 61.2%

Adj EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6 16.8 55.1 59.1

Adj EBITDA Margin 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 51.1% 52.9% 52.9% 53.1% 52.3% 51.5%

CORPORATE & OTHER

Adj EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (30.2) (31.6)

HISTORICAL OPERATING METRICS

2012 2013 2014

Space figures in square metres(1)

Power in MW(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Equipped Space 64,800 65,300 69,600 74,000 78,100 78,900 79,300 80,100 82,900 86,000 88,600

Equipped Space added 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100 2,600

Revenue Generating Space 47,500 48,600 51,200 56,200 57,000 58,200 59,100 59,700 61,400 64,300 68,500

RGS added 400 1,100 2,600 5,000 800 1,200 900 600 1,700 2,900 4,200

Utilisation (%)(2) 73% 74% 74% 76% 73% 74% 75% 75% 74% 75% 77%

Customer Available Power 60 62 73 79 79 81 81 82 86 90 96

Potential Customer Power 102 104 106 107 108 113 114 127 139 139 145

Data Centres in Operation 29 30 32 33 33 34 34 34 36 37 38

(1)	All figures at the end of the period.
(2)	Utilisation as at the relevant date.

SCHEDULED EQUIPPED SPACE ADDITIONS

2012 2013 2014E(2) 2015E(2)

Space figures in square

metres(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4E Q1E Q2E Q3E Q4E

BIG 4

France 500 1,500 2,700 500 500

Germany 1,500 600 800 1,800 100 1,800

Netherlands(3) 1,700 3,700 (200) 1,100 1,000 1,500 1,300 700 1,300

UK 1,100 400 100 100

Subtotal 1,500 500 4,300 3,700 3,500 1,900 2,900 1,700 1,800 3,000 1,300

REST OF EUROPE

Austria 400 300 600 1,000 300 900

Belgium 300

Denmark 300

Ireland

Spain 200 600

Sweden 500 500 500 900 1,100

Switzerland 600 500 100

Subtotal 500 800 600 800 400 800 800 100 900 600 1,000 1,400 900

Total Additional

Equipped Space 2,000 500 4,300 4,400 4,100 800 400 800 2,800 3,100 2,600 2,400 4,000 2,700 900

(1)	Figures rounded to nearest net 100 sqm for each country unless otherwise noted.

(2) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.

(3)	HIL1 space reduced in 1Q13 and 1Q15E.

ADJUSTED NET PROFIT **RECONCILIATION**

Reconciliation to Adjusted Net Profit

	2012				2013				2014			2012	2013
€ in millions (except as noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4(1)	Q1	Q2	Q3	FY	FY
Net Profit / (Loss) – as reported	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)**	**9.8**	**10.4**	**8.3**	**9.0**	**31.6**	**6.8**
Add back													
+ Refinancing charges	–	–	–	–	–	–	31.0	–	–	0.6	–	–	31.0
+ Deferred tax asset adjustment	–	–	–	–	–	–	0.6	–	–	–	–	–	0.6
+ NL Crisis wage tax	–	–	–	1.9	–	–	–	0.4	–	–	–	1.9	0.4
+ Adjustment to onerous leases	–	–	–	0.8	–	–	–	–	–	–	–	0.8	–
	–	–	–	2.7	–	–	31.6	0.4	–	0.6	–	2.7	32.0
Reverse													
- Adjustment to onerous leases	–	–	–	–	–	–	–	–	–	(0.8)	–	–	–
- Interest capitalised	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(0.8)	(1.3)	(9.2)	(1.7)
	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(1.6)	(1.3)	(9.2)	(1.7)
Tax effect of above add backs & reversals	0.6	0.7	0.7	(0.4)	0.2	0.1	(7.7)	–	0.2	0.3	0.3	1.6	(7.6)
Adjusted Net Profit	**6.9**	**6.6**	**6.6**	**6.6**	**6.5**	**6.4**	**7.1**	**9.8**	**9.8**	**7.6**	**8.0**	**26.7**	**29.5**
Reported Basic EPS (€)	0.13	0.13	0.13	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.47	0.10
Reported Diluted EPS (€)	0.13	0.13	0.12	0.08	0.10	0.10	(0.24)	0.14	0.15	0.12	0.13	0.46	0.10
Adjusted Basic EPS (€)	0.10	0.10	0.10	0.10	0.10	0.09	0.10	0.14	0.14	0.11	0.12	0.40	0.43
Adjusted Diluted EPS (€)	0.10	0.10	0.09	0.10	0.09	0.09	0.10	0.14	0.14	0.11	0.11	0.39	0.43

(1) With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect.

interxion 26

NON-IFRS **RECONCILIATIONS**

Reconciliation to Adjusted EBITDA

	2009				2010				2011			
€ in millions (except as noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net profit / (loss)	**5.9**	**8.2**	**1.3**	**11.0**	**(4.7)**	**4.0**	**5.9**	**9.5**	**2.8**	**5.2**	**6.9**	**10.6**
Income tax expense / (benefit)	1.7	0.7	2.3	(5.4)	1.2	2.9	1.6	(3.2)	2.3	2.3	3.2	1.9
Profit / (loss) before taxation	**7.6**	**8.9**	**3.6**	**5.7**	**(3.5)**	**6.9**	**7.5**	**6.3**	**5.1**	**7.5**	**10.1**	**12.6**
Net finance expense	1.5	1.0	1.9	1.9	13.5	4.8	5.1	6.1	6.6	6.0	5.3	5.0
Operating profit	**9.1**	**9.8**	**5.5**	**7.5**	**10.0**	**11.7**	**12.6**	**12.4**	**11.7**	**13.5**	**15.3**	**17.5**
Depreciation, amortisation and impairments	4.6	5.0	5.6	6.8	7.2	7.5	7.8	8.6	8.5	9.6	9.1	8.4
EBITDA	**13.8**	**14.8**	**11.1**	**14.3**	**17.2**	**19.2**	**20.4**	**21.0**	**20.3**	**23.1**	**24.4**	**25.9**
Share-based payments	0.2	0.2	0.2	0.3	0.3	0.4	0.4	0.6	0.3	0.3	0.7	1.3
Increase/(decrease) in provision for onerous lease contracts	0.5	0.9	0.0	2.4	0.1	0.1	0.1	(0.1)	0.0	–	–	–
IPO transaction costs	–	–	–	–	–	–	–	–	1.7	–	–	–
Abandoned transaction costs	–	–	4.8	–	–	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Net insurance compensation benefit	(0.3)	–	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	**14.1**	**15.7**	**16.0**	**16.9**	**17.4**	**19.6**	**20.8**	**21.4**	**22.2**	**23.3**	**25.0**	**27.1**

	2012				2013				2014		
€ in millions (except as noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net profit / (loss)	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)**[(1)]	**9.8**	**10.4**	**8.3**	**9.0**
Income tax expense / (benefit)	3.9	4.1	4.3	3.5	3.4	3.1	(4.1)	3.7	4.2	3.9	3.9
Profit / (loss) before taxation	**12.6**	**12.9**	**12.8**	**9.1**	**10.3**	**9.7**	**(20.6)**	**13.4**	**14.6**	**12.2**	**12.8**
Net finance expense	4.4	3.9	3.8	5.7	6.5	7.3	38.1[(1)]	5.6	5.4	7.5	7.0
Operating profit	**17.1**	**16.7**	**16.6**	**14.8**	**16.8**	**17.1**	**17.5**	**19.0**	**20.0**	**19.7**	**19.8**
Depreciation, amortisation and impairments	9.7	10.2	11.0	13.1	14.0	14.9	15.2	13.5	14.0	14.9	16.0
EBITDA	**26.7**	**27.0**	**27.6**	**27.8**	**30.8**	**32.0**	**32.7**	**32.5**	**34.0**	**34.6**	**35.9**
Share-based payments	0.7	0.9	1.2	2.6	1.0	0.8	1.1	1.3	0.6	2.1	1.5
Increase/(decrease) in provision for onerous lease contracts	–	–	–	0.8	–	–	–	–	–	(0.8)	–
IPO transaction costs	–	–	–	–	–	–	–	–	–	–	–
Abandoned transaction costs	–	–	–	–	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.1)	(0.1)	(0.1)
Net insurance compensation benefit	–	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	**27.3**	**27.8**	**28.7**	**31.2**	**31.7**	**32.7**	**33.7**	**33.8**	**34.5**	**35.9**	**37.3**

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

interxion 27

NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA

2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

BIG 4

Operating profit 16.2 16.0 15.8 15.3 15.9 16.3 16.7 17.6 18.3 18.7 18.4

Depreciation, amortisation and impairments 5.3 5.8 6.5 8.1 9.1 9.8 9.8 8.7 8.9 9.5 10.5

EBITDA 21.5 21.8 22.3 23.4 25.0 26.1 26.5 26.3 27.2 28.3 28.9

Share-based payments 0.2 0.2 0.2 0.2 0.3 0.0 0.2 0.3 0.2 0.5 0.3

Increase/(decrease) in provision for onerous lease 0.8 (0.8)

contracts

Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1)

Adjusted EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 27.9 29.2

ROE

Operating profit 9.7 9.5 9.8 10.0 10.2 10.2 10.2 10.8 11.5 11.8 11.9

Depreciation, amortisation and impairments 3.6 3.9 3.9 4.3 4.2 4.4 4.6 4.0 4.3 4.5 4.6

EBITDA 13.3 13.4 13.7 14.3 14.4 14.7 14.8 14.9 15.7 16.3 16.5

Share-based payments 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.3 0.3

Adjusted EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 16.6 16.8

CORPORATE & OTHER

Operating profit/(loss) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5) (9.4) (9.8) (10.9) (10.4)

Depreciation, amortisation and impairments 0.7 0.6 0.6 0.7 0.7 0.7 0.8 0.8 0.8 0.8 0.9

EBITDA (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6) (8.7) (9.0) (10.0) (9.6)

Share-based payments 0.5 0.6 0.9 2.3 0.6 0.7 0.8 0.9 0.4 1.4 0.8

Adjusted EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7)

DEFINITIONS

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from subleases on unused data centre sites and net insurance compensation benefit.

Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit.

Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

ARPU: Average revenue per unit

Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate

Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development.

Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.

Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

Customer Available Power: the current installed electrical customer capacity.

Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.

IAAS: Infrastructure as a Service

LTM: Last Twelve Months ended 30 September 2014, unless otherwise noted. MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres

Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-Grew fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.

Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date.

Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%.

YTM: Yield to maturity